AUREUS GREENWAY HOLDINGS INC.

September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Eddie Kim

Re:	AUREUS GREENWAY HOLDINGS INC.
Registration Statement on Form S-1, as amended (File No. 333-289229)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AUREUS GREENWAY HOLDINGS INC. hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on September 8, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The undersigned respectfully requests that it be notified of the effectiveness of the above-referenced Registration Statement by telephone call to our counsel, Ortoli Rosenstadt LLP, by calling William Rosenstadt at (212) 829-8937. The Company hereby authorizes Mr. Rosenstadt to orally modify or withdraw this request for acceleration.

Very truly yours,

AUREUS GREENWAY HOLDINGS INC.

By:	/s/ ChiPing Cheung
Name:	ChiPing Cheung
Title:	Chief Executive Officer and Director